INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS Bond No. 032-37-52 - 01
Item 1. Name of Insured (herein called Insured): Compass EMP Funds
Principal Address: 17605 Wright Street
Omaha, NE 68130

Item 2. Bond Period from 12:01 a.m. 11/19/2012 to 12:01 a.m. 11/19/2013 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.
Item 3. Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

Amount applicable to
Limit of Liability Deductible
Insuring Agreement (A)-FIDELITY $900,000 $25,000
Insuring Agreement (B)-ON PREMISES $900,000 $25,000
Insuring Agreement (C)-IN TRANSIT $900,000 $25,000
Insuring Agreement (D)-FORGERY OR ALTERATION $900,000 $25,000
Insuring Agreement (E)-SECURITIES $900,000 $25,000
Insuring Agreement (F)-COUNTERFEIT CURRENCY $900,000 $25,000
Insuring Agreement (G)-STOP PAYMENT $100,000 $ 5,000
Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT $100,000 $ 5,000
Insuring Agreement (I)-AUDIT EXPENSE $100,000 $ 5,000
Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS $900,000 $25,000
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES $100,000 $ 5,000

Optional Insuring Agreements and Coverages

Insuring Agreement (L)-COMPUTER SYSTEMS $900,000 $25,000
Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS Not Covered N/A

If ?Not Covered? is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.
Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured?s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto: Riders No. 1 & 2
Item 6. The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) 032-37-52 - 00 such termination or cancellation to be effective as of the time this bond becomes effective.

By: ?/S/ Frank J. Scheckton, Jr.?

(Authorized Representative)

INSURED COPY

032-37-52 - 01

REVISED

 SECRETARY’S CERTIFICATE

I, James P. Ash, being the recording secretary of the meeting of the Board of Trustees of the Compass EMP Funds Trust (“Compass Funds” or the “Trust”), duly certify and attest that the Board of Trustees of the Trust adopted the following resolutions on July 12, 2012:

WHEREAS, the Trustees of the Trust, including a majority of the Independent Trustees, have reviewed the form and coverage of Great American Insurance Group Policy No. FS032375200 (the "Fidelity Bond"); and

WHEREAS, the amount of the coverage under such Fidelity Bond is the amount required by Rule 17g-1 promulgated under the 1940 Act; and

WHEREAS, the custody and safekeeping of the Trust's securities are exclusively the obligation of the Custodian; and

WHEREAS, no employee of the Trust or employee of the Adviser has access to the Trust's portfolio securities.

IT IS THEREFORE RESOLVED, that the amount, type, form and coverage of the Fidelity Bond as described above are reasonable and the Fidelity Bond is approved; and

FURTHER RESOLVED, that each officer of the Trust is designated as the person who is authorized to execute the Fidelity Bond on behalf of the Trust and make, or cause to be made, the filings and give the notices required by Paragraph (h) of Rule 17g-1.

/s/ James P Ash

James P. Ash

Secretary of the Meeting